

NovaWest Resources Inc.



News Release

For Immediate Release

PRIVATE PLACEMENT

Vancouver Wednesday March 22 2006, 3:30 p.m. PST

Novawest Resources Inc. (TSXV - NVE; Frankfurt - NWM), announces that the Company has arranged a non-brokered Private Placement through the issuance of 3,000,000 units at a price of $0.12 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional common share of the Company for a period of 18 months. The warrants are exercisable at $0.12 per share if exercised on or before September 22, 2006 or at $0.20 per share if exercised between September 23, 2006 and their expiry date of September 22, 2007. The proceeds will be applied to the Company's working capital. There will be a finders' fee paid on a portion of this transaction, subject to the policies of the TSX Venture Exchange. All shares issued with respect to this private placement will be subject to applicable regulatory hold periods. The Private Placement is subject to the approval of the TSX Venture Exchange.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

Novawest invites the public to visit its website at http://www.novawest.com or e-mail the company at novawest@novawest.com to be added to the company's e-mail list for press releases and updates.

Novawest Resources Inc.
Suite 1000, The Marine Building
355 Burrard Street
Vancouver, BC
V6C 2G8
Phone: 604-683-8990 or Toll Free: 1-800-663-8990
Fax: 604-683-8903

S.E.C.Exemption12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed

THE TSX VENTURE EXCHANGE AND THE FRANKFURT STOCK EXCHANGE HAVE NOT REVIEWED AND DO NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

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